March 6, 2008

Securities and Exchange Commission
Division of Corporate Finance
Mr. Christopher White
Mail Stop 7010
Washington, D.C. 20549-7010

Re:          Pangea Petroleum Corporation
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 10, 2007
File No. 0-30503

Form 10-QSB for the period ended September 30, 2007
Filed November 14, 2007

Dear Mr. White,

Please find the responses to your comments are as follows:

Form 10-KSB for year ended December 31, 2006
Standardized Measure of Discounted Future Net Cash Flows, page F-18

1. We note your response to our prior comment 3 from our letter dated September 6, 2007. We reissue the same comment. Tell us if you will remove the subtotal "future net cash inflows before income taxes" in your Standardized Measure of Discounted Future Net Cash Flows. Further, tell us and disclose the aggregate change in your standardized measure as required by paragraph 33 of SFAS No. 69.

We apologize for not being clear in our prior response on this question.  We will remove the subtotal “future net cash inflows before income taxes” in our Standardized Measure of Discounted Future Net Cash Flows, in all future submittals.  Also, as reported in the 2006 10K, the standardized measure decreased from $168,157 for the year ended December 31, 2005 to $32,057 for the year ended December 31, 2006, which was an aggregate decrease of $136,100.

9801 Westheimer, Suite 302 ♦ Houston, Texas 77042   Tel: 713-706-6350 ♦ Fax: 713-706-6351
www.pangeapetroleum.com

Form 10-QSB for period ended June 30, 2007
Item 3. Controls and Procedures. Page 7

2. We note your response to prior comment 7 from our letter dated September 6, 2007. Further, we note that your disclosure controls and procedures are effective for your quarter ended September 30, 2007. Please tell us what specific actions were taken to remediate the material weaknesses, and how you concluded your disclosure controls and procedures are effective as of September 30, 2007. We would expect your disclosures in your Form l0-K as of December 31, 2007 to include a comprehensive discussion of the changes implemented to remediate the material weaknesses previously identified.

The weaknesses noted for December 2006 and first Quarter 2007 were specifically the  monitoring controls that ensured journal entries were posted accurately and in a timely fashion These controls were ineffective during the fiscal 2006 and first quarter 2007 closing process.  This resulted in a missed entry to depreciation of oil and gas properties and an incorrect entry to common stock.  Although the missed or incorrect entries were not prevented or detected by the Company's existing system of internal controls, the entries were identified by the Company’ independent registered certified public accounting firm, and were corrected and properly reflected in the fiscal 2006 year end financial statements and first quarter 2007 financial statements.

The Company instituted additional training and purchased software to successfully address the issues identified. We will make an additional assessment to ensure the success during the preparation of the 2007 10K.

In response to the staff’s comment, we will make disclosures in our Form l0-K as of December 31, 2007 to include a comprehensive discussion of the changes implemented to remediate the material weaknesses previously identified.

We trust that the above will fully answer the SEC questions.

Sincerely,

/s/ Charles B. Pollock
Charles B. Pollock
CEO

9801 Westheimer, Suite 302 ♦ Houston, Texas 77042   Tel: 713-706-6350 ♦ Fax: 713-706-6351
www.pangeapetroleum.com